

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports First Quarter 2017 Financial Results

2017 First Quarter Highlights

- **First quarter 2017 net income totaled $7.2 million, or $0.19 per diluted common share**

- **Return on average assets was 0.73% for Q1 2017, an increase from 0.25% in Q4 2016, and pre-tax pre-provision return on average assets was 1.75% for Q1 2017, an increase from 1.36% in Q4 2016**

- **Efficiency ratio of 54.64% for Q1 2017, an improvement of 10.4% from Q4 2016**

- **Nonperforming assets were reduced by $18.7 million, or 17.7%, during Q1 2017**

- **Total deposits increased $41.4 million in Q1 2017, with the growth bringing noninterest-bearing deposits to 20.7% of total deposits**

- **Tangible book value per common share increased to $9.25**

Houston, TX – April 27, 2017 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced results for its first quarter ended March 31, 2017. The Company reported net income for the quarter of $7.2 million, or $0.19 per diluted common share.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp, said, "The MARS initiative is behind us and we can now turn our focus to growing the earnings power of the bank, clear signs of which can be seen in our first quarter results. Our credit quality showed strong improvement in the quarter, provision expense is quickly returning to more normalized levels, and we are poised to return to loan growth through the remainder of the year. We are finally back to the business of banking."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank, commented, "I am very pleased with our first quarter results and the outlook for the balance of 2017. The Houston economy has weathered the oil downturn well, while the Dallas economy has remained robust and is a focus for growth as we look to balance our business between these two major markets. Additionally, we have had strong success growing our noninterest income which has been a priority of the bank."

Results of Operations - *Quarter Ended March 31, 2017 compared with Quarter Ended December 31, 2016*

Net income for the quarter ended March 31, 2017 was $7.2 million, an increase of $4.7 million, or 183.5%, compared with $2.5 million for the quarter ended December 31, 2016. Net income per diluted common share was $0.19 for the quarter ended March 31, 2017, compared with $0.07 for the fourth quarter of 2016. Returns on average assets and average common equity, each on an annualized basis, for the three months ended March 31, 2017 were 0.73% and 6.71%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 54.64% for the three months ended March 31, 2017. The Company recorded a provision for loan losses of $6.1 million, which included $6.0 million in reserves on the energy portfolio.

Net interest income before provision for loan losses for the quarter ended March 31, 2017 increased 1.4%, or $459 thousand, to $32.6 million, compared with $32.2 million for the quarter ended December 31, 2016. The increase in net interest income was primarily due to the full quarter impact of the December 2016 rate increase, an increase of $1.4 million, or 124.4%, in interest earned on securities due to a $255.7 million, or 80.8%, increase in the average balance and a 0.38% increase in the average yield, offset by an increase of $585 thousand in interest expense on subordinated debentures and notes due to the full quarter of expense for the debt issued on December 8, 2016 and two fewer days in the quarter ended March 31, 2017 compared to the quarter ended December 31, 2016. The net interest margin for the quarter ended March 31, 2017 of 3.47% increased from 3.40% for the quarter ended December 31, 2016. The improvement in net interest margin was due to the factors discussed above.

Noninterest income for the quarter ended March 31, 2017 was $5.5 million, an increase of $3.3 million, or 153.5%, from $2.2 million for the quarter ended December 31, 2016. The increase was primarily due to a $1.5 million increase in gain on sale of guaranteed portion of loans due to timing of loan sales, a $1.3 million decrease in loss on sale of held for sale loans and a $511 thousand increase in customer service fees due to continued growth in treasury management service fees.

Noninterest expense for the quarter ended March 31, 2017 was $20.8 million, a decrease of $114 thousand, or 0.5%, from $21.0 million for the quarter ended December 31, 2016. The decrease was primarily due to a decrease in loan-related expenses of $864 thousand and a decrease in ORE expenses of $90 thousand due to the reduction in nonperforming assets, offset by an increase in salaries and employee benefits.

The pre-tax earnings impact in the quarter ended March 31, 2017 related to the managed asset reduction strategies was $560 thousand, which included a $138 thousand loss on the sale of energy loans held for sale and $422 thousand in expenses related to ORE and legal, administrative and other loan expenses. This amount is reduced from $2.9 million during the quarter ended December 31, 2016, which included a $1.4 million loss on the sale of energy loans held for sale and $1.5 million in loan and ORE expenses.

Loans held for investment at March 31, 2017 were $3.0 billion, a decrease of $85.9 million, or 2.8%, when compared with December 31, 2016 and average loans held for investment decreased $27.7 million, or 0.9%, from the prior period. The decrease is primarily due to a $47.8 million decrease in construction, land and land development loans, a $19.1 million decrease in energy loans, $16.8 million in reductions of mortgage warehouse balances and a $14.7 million reduction in commercial real estate loans. During the first quarter of 2017, the Company resolved $25.7 million in energy-related loans, which included $6.6 million in loans held for sale. At March 31, 2017, energy loans totaled $76.3 million, or 2.5% of total loans, excluding loans held for sale.

Loans held for sale at March 31, 2017 were $17.4 million, a decrease of $6.6 million, or 27.7%, compared with $24.0 million at December 31, 2016. The loans held for sale are energy loans and the reduction from the prior quarter is due to sales during the quarter ended March 31, 2017.

During the quarter ended March 31, 2017, securities increased $279.3 million, or 90.1%, due to the purchase of $298.4 million in securities, which utilized excess cash. Premises and equipment increased $4.9 million, or 19.2%, primarily due to the March 2017 receipt of title by Green Bank for an office building that is being held for future use as an operations center.

Deposits at March 31, 2017 were $3.4 billion, an increase of $41.4 million, or 1.2%, compared with December 31, 2016, comprised of increases of $55.4 million in noninterest-bearing deposits and $45.8 million in interest-bearing transaction and savings deposits, offset by a $59.8 million decrease in time deposits. Average deposits increased $2.3 million, or 0.1%, for the quarter ended March 31, 2017, compared with the prior quarter.

Asset Quality - *Quarter Ended March 31, 2017 compared with Quarter Ended December 31, 2016*

Nonperforming assets totaled $87.5 million, or 2.15% of period end total assets, at March 31, 2017, a decrease of $18.8 million compared to $106.3 million, or 2.64% of period end total assets, at December 31, 2016, primarily due to the resolution of $7.3 million in nonaccrual loans and the sale of $6.6 million in nonperforming energy loans held for sale. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $11.1 million at March 31, 2017, compared with $16.5 million at December 31, 2016. Real estate acquired through foreclosure totaled $1.4 million at March 31, 2017, a decrease of $3.9 million, or 74.0%, compared with December 31, 2016.

The allowance for loan losses was 1.06% of total loans at March 31, 2017, compared with 0.85% of total loans at December 31, 2016. The increase in the allowance for loan losses as a percentage of total loans when compared to the prior period was due primarily to a $6.3 million increase in specific reserves, primarily related to the remaining energy portfolio. At March 31, 2017, the Company's allowance for loans losses to total loans, excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30 and their related allowance, was 1.28%. Further, the allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 1.30% as of March 31, 2017.

The Company recorded a provision for loan losses of $6.1 million for the quarter ended March 31, 2017 down from the $9.5 million provision for the loan losses recorded for the quarter ended December 31, 2016. The first quarter of 2017 provision includes $6.0 million in reserves related to energy loans, as compared to the fourth quarter, which included $8.6 million in reserves related to energy loans.

Net charge-offs were $573 thousand, or 0.02% of total loans, for the quarter ended March 31, 2017, compared with net charge-offs of $19.0 million, or 0.63% of total loans, for the quarter ended December 31, 2016, which included $16.4 million in partial charge-offs related to energy loans.

Results of operations - *Quarter Ended March 31, 2017 compared with Quarter Ended March 31, 2016*

Net income for the quarter ended March 31, 2017 was $7.2 million, compared with net income of $1.8 million for the same period in 2016. Net income per diluted common share was $0.19 for the quarter ended March 31, 2017, compared with net income per diluted common share of $0.05 for the same period in 2016. The Company recorded a provision for loan losses of $6.1 million, which includes $6.0 million in reserves on the energy portfolio. The provision decreased $9.9 million from the same period in 2016.

Net interest income before provision for loan losses for the quarter ended March 31, 2017 was $32.6 million, a decrease of $1.6 million, or 4.6%, compared with $34.2 million during the same period in 2016. The decrease was primarily due to an increase in interest expense on deposits of $1.7 million, or 42.7%, a $974 thousand, or 2.6%, decrease in the interest earned on loans, and an $804 thousand increase in expense on subordinated notes and debentures, offset by a $1.5 million increase in interest income on securities. The net interest margin for the quarter ended March 31, 2017 was 3.47%, compared with 3.87% for the same period in 2016.

Noninterest income for the quarter ended March 31, 2017 was $5.5 million, an increase of $1.3 million, or 32.3%, compared with $4.2 million for the same period in 2016. This increase was primarily due to an $862 thousand increase in customer service fees and a $789 thousand increase in gain on sale of guaranteed portion of loans, offset by a $179 thousand decrease in gain/loss on sale of held for sale loans.

Noninterest expense for the quarter ended March 31, 2017 was $20.8 million, an increase of $1.4 million, or 6.9%, compared with $19.5 million for the same period in 2016. The increase was primarily due to a $475 thousand increase in professional and regulatory fees, a $427 thousand increase in salaries and employee benefits and a $357 thousand increase in loan-related expenses.

Loans held for investment at March 31, 2017 were $3.0 billion, a decrease of $155.9 million, or 4.9%, compared with $3.2 billion at March 31, 2016, primarily due to the resolution of nonperforming loans offset by new loan production.

Average loans held for investment decreased $110.7 million to $3.0 billion for the quarter ended March 31, 2017, compared with $3.1 billion for the same period in 2016.

Loans held for sale at March 31, 2017 were $17.4 million, comprised of energy loans transferred to held for sale during 2016.

Total energy loans have been reduced to $93.7 million, comprised of $76.3 million in loans held for investment and $17.4 million in loans held for sale, at March 31, 2017 from $292.6 million at December 31, 2015.

Deposits at March 31, 2017 were $3.4 billion, an increase of $359.1 million, or 11.7%, compared with March 31, 2016, primarily due to continued opportunities for our portfolio bankers to generate deposit growth within our target markets. Average deposits increased 11.2%, or $338.4 million, to $3.4 billion for the quarter ended March 31, 2017, compared with the same period of 2016. Average noninterest-bearing deposits for the quarter ended March 31, 2017 were $644.2 million, an increase of $40.0 million, or 6.6%, compared with the same period in 2016.

Asset Quality - *Quarter Ended March 31, 2017 compared with Quarter Ended March 31, 2016*

Nonperforming assets totaled $87.5 million, or 2.15% of period end total assets, at March 31, 2017, an increase of $10.0 million compared to $77.5 million, or 2.01% of period end total assets, at March 31, 2016. The increase was primarily due to energy-related loan migration to nonperforming, the nonperforming loans that were acquired through the Patriot acquisition and subsequent migration in the acquired portfolio. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $11.1 million at March 31, 2017, compared with $5.6 million at March 31, 2016. Real estate acquired through foreclosure totaled $1.4 million at March 31, 2017, a decrease of $7.9 million, or 85.3%, compared with March 31, 2016.

The allowance for loan losses was 1.06% of total loans at March 31, 2017, compared with 1.25% of total loans at March 31, 2016. The decrease in the allowance for loan losses as a percentage of total loans when compared with March 31, 2016 was due primarily to a decrease in specific reserves, as a result of charge-offs in the energy portfolio.

The Company recorded a provision for loan losses of $6.1 million for the quarter ended March 31, 2017 down from the $16.0 million provision for loan losses recorded for the quarter ended March 31, 2016.

Net charge-offs were $573 thousand for the quarter ended March 31, 2017, compared with net charge-offs of $9.2 million for the quarter ended March 31, 2016, which was primarily due to charge-offs related to energy loans.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, the return on average tangible common equity ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount, and pre-tax, pre-provision return on average assets. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, April 27, 2017, to discuss its first quarter 2017 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp First Quarter 2017 Earnings Conference Call. A replay will be available starting at 8:00 p.m. (Eastern Time) on April 27, 2017 and can be accessed by dialing 1-844-512-2921, or for international callers, 1-412-317-6671. The passcode for the replay is 13659233. The replay will be available until 11:59 p.m. (Eastern Time) on May 4, 2017.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's website at www.greenbank.com. Green Bancorp uses its website as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's website and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in the Houston and Dallas metropolitan areas and Austin, Louisville and Honey Grove. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: difficulties and delays in integrating the Green Bancorp and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 255,581	$ 389,007	$ 313,366	$ 199,950	$ 171,421
Securities	589,468	310,124	318,289	237,029	302,838
Other investments	19,057	18,649	18,621	18,586	24,744
Loans held for sale	17,350	23,989	38,934	6,253	-
Loans held for investment	3,012,275	3,098,220	3,047,618	3,189,436	3,168,183
Allowance for loan losses	(31,936)	(26,364)	(35,911)	(47,420)	(39,714)
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles, net	9,595	9,975	10,356	10,758	11,160
Real estate acquired through foreclosure	1,356	5,220	2,801	6,216	9,230
Premises and equipment, net	30,604	25,674	26,164	26,706	27,252
Other assets	83,359	85,037	104,307	94,642	89,004
Total assets	$ 4,072,000	$ 4,024,822	$ 3,929,836	$ 3,827,447	$ 3,849,409
Noninterest-bearing deposits	$ 705,480	$ 650,064	$ 618,408	$ 583,347	$ 592,690
Interest-bearing transaction and savings deposits	1,404,988	1,359,187	1,304,547	1,208,960	1,069,931
Certificates and other time deposits	1,305,670	1,365,449	1,392,944	1,414,954	1,394,398
Total deposits	3,416,138	3,374,700	3,315,899	3,207,261	3,057,019
Securities sold under agreements to repurchase	4,316	3,493	2,855	3,227	3,544
Other borrowed funds	150,000	150,000	150,000	150,000	328,968
Subordinated debentures and subordinated notes	47,304	47,492	13,502	13,397	13,292
Other liabilities	16,954	18,655	21,365	18,621	15,676
Total liabilities	3,634,712	3,594,340	3,503,621	3,392,506	3,418,499
Shareholders' equity	437,288	430,482	426,215	434,941	430,910
Total liabilities and equity	$ 4,072,000	$ 4,024,822	$ 3,929,836	$ 3,827,447	$ 3,849,409

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended				
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Income Statement Data:					
Interest income:					
Loans, including fees	$ 36,371	$ 36,469	$ 37,897	$ 37,711	$ 37,345
Securities	2,583	1,151	989	988	1,081
Other investments	188	184	199	205	173
Federal funds sold	1	-	1	1	1
Deposits in financial institutions	408	522	346	157	124
Total interest income	39,551	38,326	39,432	39,062	38,724
Interest expense:					
Transaction and savings deposits	1,978	1,750	1,537	1,312	1,150
Certificates and other time deposits	3,607	3,766	3,791	3,702	2,763
Subordinated debentures and subordinated notes	1,041	456	246	243	237
Other borrowed funds	282	170	183	264	346
Total interest expense	6,908	6,142	5,757	5,521	4,496
Net interest income	32,643	32,184	33,675	33,541	34,228
Provision for loan losses	6,145	9,500	28,200	11,000	16,000
Net interest income after provision for loan losses	26,498	22,684	5,475	22,541	18,228
Noninterest income:					
Customer service fees	2,266	1,755	1,523	1,447	1,404
Loan fees	834	750	806	719	699
Gain (loss) on sale of held for sale loans, net	(138)	(1,445)	-	-	41
Gain on sale of guaranteed portion of loans, net	1,927	379	968	858	1,138
Other	606	729	794	758	873
Total noninterest income	5,495	2,168	4,091	3,782	4,155
Noninterest expense:					
Salaries and employee benefits	12,406	11,804	11,925	11,461	11,979
Occupancy	1,997	2,060	2,194	2,035	2,030
Professional and regulatory fees	2,397	2,421	2,180	2,435	1,922
Data processing	908	1,023	921	945	970
Software license and maintenance	489	571	580	528	476
Marketing	199	232	283	301	298
Loan related	600	1,464	1,287	801	243
Real estate acquired by foreclosure, net	292	382	2,105	381	300
Other	1,551	996	1,908	1,788	1,269
Total noninterest expense	20,839	20,953	23,383	20,675	19,487
Income (loss) before income taxes	11,154	3,899	(13,817)	5,648	2,896
Provision (benefit) for income taxes	3,942	1,355	(4,831)	2,017	1,057
Net income (loss)	$ 7,212	$ 2,544	$ (8,986)	$ 3,631	$ 1,839

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and For the Quarter Ended				
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands, except per share data)				
Per Share Data (Common Stock):					
Basic earnings (loss) per common share	$ 0.19	$ 0.07	$ (0.25)	$ 0.10	$ 0.05
Diluted earnings (loss) per share	0.19	0.07	(0.25)	0.10	0.05
Book value per common share	11.81	11.64	11.62	11.88	11.77
Tangible book value per common share [1]	9.25	9.06	9.01	9.25	9.14
Common Stock Data:					
Shares outstanding at period end	37,015	36,988	36,683	36,620	36,610
Weighted average basic shares outstanding for the period	36,990	36,731	36,657	36,613	36,706
Weighted average diluted shares outstanding for the period	37,238	36,937	36,657	36,613	36,709
Selected Performance Metrics:					
Return on average assets [2]	0.73 %	0.25 %	(0.92)%	0.38 %	0.20 %
Pre-tax, pre-provision return on average assets [1][2]	1.75	1.36	1.49	1.74	1.99
Return on average equity [2]	6.71	2.37	(8.23)	3.35	1.68
Return on average tangible common equity [1][2]	8.88	3.38	(10.36)	4.57	2.43
Efficiency ratio	54.64	60.99	61.92	55.39	50.77
Loans to deposits ratio	88.18	91.81	91.91	99.44	103.64
Noninterest expense to average assets [2]	2.10	2.10	2.39	2.19	2.08
Green Bancorp Capital Ratios:					
Average shareholders' equity to average total assets	10.8 %	10.8 %	11.2 %	11.4 %	11.7 %
Tier 1 capital to average assets (leverage)	9.1	9.1	9.1	9.6	9.5
Common equity tier 1 capital	10.0	9.7	9.5	9.5	9.4
Tier 1 capital to risk-weighted assets	10.4	10.1	9.8	9.8	9.7
Total capital to risk-weighted assets	12.3	11.8	10.9	11.1	10.8
Tangible common equity to tangible assets [1]	8.6	8.5	8.6	9.1	8.9
Green Bank Capital Ratios:					
Tier 1 capital to average assets (leverage)	9.1 %	9.0 %	9.0 %	9.4 %	9.4 %
Common equity tier 1 capital	10.4	10.0	9.7	9.6	9.5
Tier 1 capital to risk-weighted assets	10.4	10.0	9.7	9.6	9.5
Total capital to risk-weighted assets	11.2	10.8	10.7	10.9	10.6

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

[2] Annualized ratio.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	March 31, 2017			December 31, 2016			March 31, 2016		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
				(Dollars in thousands)					
Assets									
Interest-Earning Assets:									
Loans	$ 3,035,146	$ 36,371	4.86 %	$ 3,077,242	$ 36,469	4.71 %	$ 3,124,711	$ 37,345	4.81 %
Securities	571,875	2,583	1.83	316,223	1,151	1.45	312,861	1,081	1.39
Other investments	18,908	188	4.03	18,627	184	3.93	22,498	173	3.09
Federal funds sold	424	1	0.96	967	-	-	2,507	1	0.16
Interest earning deposits in financial institutions	185,994	408	0.89	355,400	522	0.58	94,902	124	0.53
Total interest-earning assets	3,812,347	39,551	4.21 %	3,768,459	38,326	4.05 %	3,557,479	38,724	4.38 %
Allowance for loan losses	(27,669)			(34,994)			(33,080)		
Noninterest-earning assets	232,066			240,779			245,025		
Total assets	$ 4,016,744			$ 3,974,244			$ 3,769,424		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 1,382,680	$ 1,978	0.58 %	$ 1,330,734	$ 1,750	0.52 %	$ 1,066,999	$ 1,150	0.43 %
Certificates and other time deposits	1,325,329	3,607	1.10	1,382,930	3,766	1.08	1,342,562	2,763	0.83
Securities sold under agreements to repurchase	3,494	1	0.12	3,469	-	-	4,121	2	0.20
Other borrowed funds	160,778	281	0.71	150,000	170	0.45	280,838	344	0.49
Subordinated debentures and subordinated notes	47,550	1,041	8.88	22,400	456	8.10	13,244	237	7.20
Total interest-bearing liabilities	2,919,831	6,908	0.96 %	2,889,533	6,142	0.85 %	2,707,764	4,496	0.67 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	644,212			636,218			604,261		
Other liabilities	17,006			20,943			16,654		
Total liabilities	3,581,049			3,546,694			3,328,679		
Shareholders' equity	435,695			427,550			440,745		
Total liabilities and shareholders' equity	$ 4,016,744			$ 3,974,244			$ 3,769,424		
Net interest rate spread			3.25 %			3.20 %			3.71 %
Net interest income and margin[1]		$ 32,643	3.47 %		$ 32,184	3.40 %		$ 34,228	3.87 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Average yield on interest-earning assets:					
Loans, including fees	4.86 %	4.71 %	4.77 %	4.76 %	4.81 %
Securities	1.83	1.45	1.58	1.49	1.39
Other investments	4.03	3.93	4.26	3.36	3.09
Federal funds sold	0.96	-	0.51	0.34	0.16
Interest-earning deposits in financial institutions	0.89	0.58	0.51	0.52	0.53
Total interest-earning assets	4.21 %	4.05 %	4.24 %	4.36 %	4.38 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.58 %	0.52 %	0.49 %	0.46 %	0.43 %
Certificates and other time deposits	1.10	1.08	1.07	1.05	0.83
Other borrowed funds	0.70	0.44	0.48	0.63	0.49
Subordinated debentures	8.88	8.10	7.28	7.32	7.20
Total interest-bearing liabilities	0.96 %	0.85 %	0.81 %	0.80 %	0.67 %
Net interest rate spread	3.25 %	3.20 %	3.43 %	3.56 %	3.71 %
Net interest margin [1]	3.47 %	3.40 %	3.62 %	3.74 %	3.87 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Average yield on loans, excluding fees [2]	4.42 %	4.29 %	4.20 %	4.29 %	4.29 %
Average cost of interest-bearing deposits	0.84	0.81	0.80	0.78	0.65
Average cost of total deposits, including noninterest-bearing	0.68	0.66	0.65	0.64	0.52

[2]   Average yield on loans, excluding fees, is equal to loan interest income divided by average loan principal.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Mar 31, 2017		Dec 31, 2016		Sep 30, 2016		Jun 30, 2016		Mar 31, 2016	
					(Dollars in thousands)					
Period End Balances										
Commercial & industrial	$ 1,012,982	33.6 %	$ 1,053,925	34.0 %	$ 1,004,414	33.0 %	$ 1,128,541	35.4 %	$ 1,130,710	35.7 %
Real Estate:										
Owner occupied commercial	415,595	13.8	394,210	12.7	387,032	12.7	366,587	11.5	367,507	11.6
Commercial	1,129,031	37.5	1,143,751	36.9	1,109,642	36.4	1,078,434	33.8	1,020,399	32.2
Construction, land & land development	201,946	6.7	249,704	8.1	278,323	9.1	334,925	10.5	356,207	11.2
Residential mortgage	241,839	8.0	245,191	7.9	256,840	8.4	270,337	8.5	280,236	8.9
Consumer and Other	10,882	0.4	11,439	0.4	11,367	0.4	10,612	0.3	13,124	0.4
Total loans held for investment	$ 3,012,275	100.0 %	$ 3,098,220	100.0 %	$ 3,047,618	100.0 %	$ 3,189,436	100.0 %	$ 3,168,183	100.0 %
Deposits:										
Noninterest-bearing	$ 705,480	20.7 %	$ 650,064	19.3 %	$ 618,408	18.6 %	$ 583,347	18.2 %	$ 592,690	19.4 %
Interest-bearing transaction	208,213	6.1	168,994	5.0	171,457	5.2	164,584	5.1	178,470	5.8
Money market	1,089,699	31.9	1,084,350	32.1	1,019,901	30.8	926,159	28.9	760,992	24.9
Savings	107,076	3.1	105,843	3.1	113,189	3.4	118,217	3.7	130,469	4.3
Certificates and other time deposits	1,305,670	38.2	1,365,449	40.5	1,392,944	42.0	1,414,954	44.1	1,394,398	45.6
Total deposits	$ 3,416,138	100.0 %	$ 3,374,700	100.0 %	$ 3,315,899	100.0 %	$ 3,207,261	100.0 %	$ 3,057,019	100.0 %
Loan to Deposit Ratio	88.2 %		91.8 %		91.9 %		99.4 %		103.6 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

		As of and for the Quarter Ended			
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
			(Dollars in thousands)		
Nonperforming Assets:					
Nonaccrual loans	$ 59,338	$ 66,673	$ 84,491	$ 66,628	$ 49,264
Accruing loans 90 or more days past due	5,500	1,169	3,664	14,320	12,147
Restructured loans—nonaccrual	10,276	10,133	8,961	853	1,270
Restructured loans—accrual	11,068	16,518	5,378	5,469	5,616
Total nonperforming loans	86,182	94,493	102,494	87,270	68,297
Nonperforming loans held for sale	-	6,598	24,773	-	-
Real estate acquired through foreclosure	1,356	5,220	2,801	6,216	9,230
Total nonperforming assets	$ 87,538	$ 106,311	$ 130,068	$ 93,486	$ 77,527
Charge-offs:					
Commercial and industrial	$ (1,312)	$ (17,378)	$ (37,789)	$ (3,336)	$ (9,880)
Owner occupied commercial real estate	-	(250)	(978)	(177)	-
Commercial real estate	-	-	(492)	-	-
Construction, land & land development	(95)	(1,631)	-	-	-
Residential mortgage	-	(30)	(512)	-	(6)
Other consumer	(8)	(15)	(54)	(37)	(20)
Total charge-offs	(1,415)	(19,304)	(39,825)	(3,550)	(9,906)
Recoveries:					
Commercial and industrial	$ 585	$ 206	$ 37	$ 175	$ 582
Owner occupied commercial real estate	4	-	17	-	-
Commercial real estate	-	-	-	-	-
Construction, land & land development	74	5	6	47	26
Residential mortgage	57	33	45	20	57
Other consumer	122	13	11	14	8
Total recoveries	842	257	116	256	673
Net (charge-offs) recoveries	$ (573)	$ (19,047)	$ (39,709)	$ (3,294)	$ (9,233)
Allowance for loan losses at end of period	$ 31,936	$ 26,364	$ 35,911	$ 47,420	$ 39,714
Asset Quality Ratios:					
Nonperforming assets to total assets	2.15 %	2.64 %	3.31 %	2.44 %	2.01 %
Nonperforming loans to total loans	2.86	3.05	3.36	2.74	2.16
Total classified assets to total regulatory capital	38.00	39.09	54.12	49.03	50.93
Allowance for loan losses to total loans	1.06	0.85	1.18	1.49	1.25
Net charge-offs (recoveries) to average loans outstanding	0.02	0.63	1.26	0.10	0.30

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 437,288	$ 430,482	$ 426,215	$ 434,941	$ 430,910
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,595	9,975	10,356	10,758	11,160
Tangible common equity	$ 342,402	$ 335,216	$ 330,568	$ 338,892	$ 334,459
Common shares outstanding [1]	37,015	36,988	36,683	36,620	36,610
Book value per common share [1]	$ 11.81	$ 11.64	$ 11.62	$ 11.88	$ 11.77
Tangible book value per common share [1]	$ 9.25	$ 9.06	$ 9.01	$ 9.25	$ 9.14

---

[1]   Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 472,653 as of Mar 31, 2017; 493,241 as of Dec 31, 2016; 792,619 as of Sep 30, 2016; 785,352 as of Jun 30, 2016; and 874,466 as of Mar 31, 2016.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
			(Dollars in thousands)		
Tangible Common Equity					
Total shareholders' equity	$ 437,288	$ 430,482	$ 426,215	$ 434,941	$ 430,910
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,595	9,975	10,356	10,758	11,160
Tangible common equity	$ 342,402	$ 335,216	$ 330,568	$ 338,892	$ 334,459
Tangible Assets					
Total assets	$ 4,072,000	$ 4,024,822	$ 3,929,836	$ 3,827,447	$ 3,849,409
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,595	9,975	10,356	10,758	11,160
Tangible assets	$ 3,977,114	$ 3,929,556	$ 3,834,189	$ 3,731,398	$ 3,752,958
Tangible Common Equity to Tangible Assets	8.61 %	8.53 %	8.62 %	9.08 %	8.91 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Return on Average Tangible Common Equity. Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) average tangible common equity as average shareholders' equity less average goodwill and average core deposit intangibles, net of accumulated amortization; (b) net income less the effect of intangible assets as net income plus amortization of core deposit intangibles, net of taxes; and (c) return (as described in clause (a)) divided by average tangible common equity (as described in clause (b)). For return on average tangible common equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

We believe that this measure is important to many investors in the marketplace who are interested in the return on common equity, exclusive of the impact of intangible assets. Goodwill and other intangible assets, including core deposit intangibles, have the effect of increasing total shareholders' equity, while not increasing our tangible common equity. This measure is particularly relevant to acquisitive institutions who may have higher balances in goodwill and other intangible assets than non-acquisitive institutions.

The following table reconciles, as of the dates set forth below, average tangible common equity to average common equity and net income excluding amortization of core deposit intangibles, net of tax to net income and presents our return on average tangible common equity:

	Mar 31, 2017		Dec 31, 2016		Sep 30, 2016		Jun 30, 2016		Mar 31, 2016
				(Dollars in thousands)					
Net income (loss) adjusted for amortization of core deposit intangibles									
Net income (loss)	$	7,212	$	2,544	$	(8,986)	$	3,631	$	1,839
Adjustments:									
Plus: Amortization of core deposit intangibles		380		382		402		402		402
Less: Tax benefit at the statutory rate		133		134		141		141		141
Net income (loss) adjusted for amortization of core deposit intangibles	$	7,459	$	2,792	$	(8,725)	$	3,892	$	2,100
Average Tangible Common Equity									
Total average shareholders' equity	$	435,695	$	427,550	$	434,620	$	435,459	$	440,745
Adjustments:									
Average goodwill		85,291		85,291		85,291		85,291		85,288
Average core deposit intangibles		9,844		10,223		10,618		11,020		11,420
Average tangible common equity	$	340,560	$	332,036	$	338,711	$	339,148	$	344,037
Return on Average Tangible Common Equity		8.88 %		3.38 %		(10.36)%		4.57 %		2.43 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses less Allowance for Loan Losses on Acquired Loans to Total Loans excluding Acquired Loans. The allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total allowance for loan losses less allowance for loan losses on acquired loans as allowance for loan losses less the allowance for loan losses on acquired loans; (b) total loans excluding acquired loans as total loans less the carrying value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (c) allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans as the allowance for loan losses less allowance for loan losses on acquired loans (as calculated in clause (a)) divided by total loans excluding acquired loans (as calculated in clause (b)). For allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

The following table reconciles, as of the dates set forth below, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans:

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Allowance for loan losses less allowance for loan losses on acquired loans					
Allowance for loan losses	$ 31,936	$ 26,364	$ 35,911	$ 47,420	$ 39,714
Less: Allowance for loan losses on acquired loans	2,825	2,509	5,235	3,219	1,638
Total allowance for loan losses less allowance for loan losses on acquired loans	$ 29,111	$ 23,855	$ 30,676	$ 44,201	$ 38,076
Total loans excluding acquired loans					
Total loans	$ 3,012,275	$ 3,098,220	$ 3,047,618	$ 3,189,436	$ 3,168,183
Less: Carrying value of acquired loans accounted for under ASC Topics 310-20 and 310-30	730,064	796,292	895,559	974,372	1,092,635
Total loans excluding acquired loans	$ 2,282,211	$ 2,301,928	$ 2,152,059	$ 2,215,064	$ 2,075,548
Allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans	1.28 %	1.04 %	1.43 %	2.00 %	1.83 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 31,936	$ 26,364	$ 35,911	$ 47,420	$ 39,714
Plus: Net discount on acquired loans	7,314	9,937	13,698	20,412	22,871
Total allowance plus acquired loan net discount	$ 39,250	$ 36,301	$ 49,609	$ 67,832	$ 62,585
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,012,275	$ 3,098,220	$ 3,047,618	$ 3,189,436	$ 3,168,183
Plus: Net discount on acquired loans	7,314	9,937	13,698	20,412	22,871
Total loans adjusted for acquired loan net discount	$ 3,019,589	$ 3,108,157	$ 3,061,316	$ 3,209,848	$ 3,191,054
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.30 %	1.17 %	1.62 %	2.11 %	1.96 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Pre-tax, Pre-provision Return on Average Assets. Pre-tax, pre-provision return on average assets is a non-GAAP measure used by management to evaluate the Company's financial performance. We calculate: (a) pre-tax, pre-provision net income as net income (loss) plus provision (benefit) for income taxes, plus provision for loan losses and (b) return (as described in clause (a)) divided by total average assets. For pre-tax, pre-provision net income, the most directly comparable financial measure calculated in accordance with GAAP is net income and for pre-tax, pre-provision return on average assets is return on average assets.

We believe that this measure is important to many investors in the marketplace who are interested in understanding the operating performance of the company before provision for loan losses, which can vary from quarter to quarter, and income taxes.

The following table reconciles, as of the dates set forth below, pre-tax, pre-provision return on average assets:

	For the Quarter Ended				
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Pre-Tax, Pre-Provision Net Income					
Net Income (loss)	$ 7,212	$ 2,544	$ (8,986)	$ 3,631	$ 1,839
Plus: Provision (benefit) for income taxes	3,942	1,355	(4,831)	2,017	1,057
Plus: Provision for loan losses	6,145	9,500	28,200	11,000	16,000
Total pre-tax, pre-provision net income	$ 17,299	$ 13,399	$ 14,383	$ 16,648	$ 18,896
Total Average Assets	$ 4,016,744	$ 3,974,244	$ 3,894,127	$ 3,803,832	$ 3,769,424
Pre-Tax, Pre-Provision Return on Average Assets	1.75 %	1.36 %	1.49 %	1.74 %	1.99 %